UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Fabruary 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company Corporate

Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3; NYSE: LINX) in compliance with the provisions of Article 157, Paragraph 4 of Law no. 6,404, of December 15, 1976, as amended and in effect (“Brazilian Corporate Law”), and CVM Instruction no. 358, of January 3, 2002, as amended, hereby announces the acquisition of the totality of RRA Ferreira ME (“Neemo”), through the execution, today, of the Purchase and Sale Agreement between Linx Sistemas e Consultoria Ltda. (“Linx”), a wholly-owned subsidiary of the Company, and the holder of the entire Neemo.

Established in 2010, Neemo is one of the pioneers in customized delivery solutions through the integration of the establishment's delivery application and its e-commerce platform, offering consumers an omnichannel experience. In addition, it enables restaurants and their consumers to pick-up orders at the store, place orders at the table using QR codes and by messaging services, such as Facebook Messenger. Neemo's gross revenue expected for 2020 is BRL 7.7 million.

For the acquisition, Linx will pay a total of BRL 17.6 million in cash and, additionally, subject to the achievement of financial and operational goals for the years between 2021 to 2023, it will pay the amount of up to BRL 4.8 million.

The acquisition of Neemo is yet another step by Linx to reinforce its cross-selling strategy, which represents a major growth opportunity for the Company. In this case, the rationale is to reinforce the food service vertical with its own delivery management solution and offer products related to financial services (Linx Pay Hub) to approximately 2,000 Neemo customers.

The acquisition was approved by the Company´s Board of Directors on the date of the Contract signing, pursuant to article 23, item (xxvii) of the Company's Bylaws, with approval Shareholders´ Meeting being waived, since this acquisition is not covered by the article 256 of the Brazilian Corporate Law.

São Paulo, February 3, 2020.

Ramatis Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer